SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

ONSTREAM MEDIA CORPORATION

(Name of the Issuer)

ONSTREAM MEDIA CORPORATION

 (Name of Person Filing Statement)

Common Stock ($0.0001 Par Value)

(Title of Class of Securities)

682875109

(CUSIP Number of Class of Securities)

Randy S. Selman

Onstream Media Corporation

1291 SW 29th Avenue

 Pompano Beach, FL 33069

Telephone: (954) 917-6655

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

Copy to:

Joel D. Mayersohn, Esq.

Dickinson Wright PLLC
450 East Las Olas Blvd., Suite 730

Fort Lauderdale, FL 33301

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐	The filing of a registration statement under the Securities Act of 1933.
(c)	☐	A tender offer.
(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Fairness(*)	Amount of Filing Fee(**)
$330,666.40	$38.32

* Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 1,653,332 shares of common stock for $0.20 per share in cash in lieu of issuing fractional shares to holders of less than 10,000 shares of common stock after the proposed Reverse Stock Split.

** The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $330,666.40 by $0.00011590.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $__________________	Form or Registration No.: ________________________
Filing Party: _____________________________	Date Filed: ___________________________________

Introduction

This Rule 13E-3 Transaction Statement (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) by Onstream Media Corporation, a Florida corporation (the “Company”), in connection with a proposed transaction to deregister the Company’s shares of common stock, par value $0.0001 per share (the “Common Stock”), under the federal securities laws.  At a special meeting of stockholders, the Company’s stockholders of record will vote on approval of amendments to the Company’s Certificate of Incorporation to effect a 1-for-10,000 reverse stock split.

This Schedule 13E−3 is being filed with the SEC concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.  The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E−3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.	Summary of Terms of the Reverse Stock Split

The information set forth in the Proxy Statement under the caption “Summary of Terms of the Reverse Stock Split” is incorporated herein by reference.

Item 2.	Subject Company Information

(a)           Name and Address: The name of the Company is Onstream Media Corporation.  The complete mailing address of the Company’s principal executive offices is 1291 SW 29th Avenue, Pompano Beach, FL  33069.  The Company’s telephone number is (954) 917-6655.

(b)           Securities: The information set forth in the Proxy Statement under the caption “General Information About the Special Meeting – Record Date and Voting” is incorporated herein by reference.

(c)           Trading Market and Price: The information set forth in the Proxy Statement under the caption “Market Information; Dividends” is incorporated herein by reference.

(d)           Dividends: The information set forth in the Proxy Statement under the caption “Market Information; Dividends” is incorporated herein by reference.

(e)           Prior Public Offerings: N/A

(f)           Prior Stock Purchases: N/A

Item 3.	Identity and Background of Filing Person

(a)           Name and Address:  The filing person is the Company.  The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management – And Related Stockholder Matters” is incorporated herein by reference.

(b)           Business and Background of Natural Persons:  The information set forth in the Proxy Statement under the caption “Management” is incorporated herein by reference.

None of the natural persons set forth herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 None of the natural persons set forth herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Terms of the Transaction

(a)           Material Terms: The information set forth in the Proxy Statement under the captions “Proposal Two - Approval of the Reverse Stock Split,” “Summary of Terms of the Reverse Stock Split,” and “Special Factors” is incorporated herein by reference.

(c)           Different Terms: The terms of the Reverse Stock Split will apply equally to all shareholders, although as a result of the Reverse Stock Split, shareholders whose holdings consist of record ownership of fewer than 10,000 shares of Common Stock immediately prior to the Reverse Stock Split will cease to be shareholders of the Company.

(d)           Appraisal Rights: The information set forth in the Proxy Statement under the caption “Proposal Two – Additional Information” and “Appraisal and Dissenters’ Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders: The Company has not made arrangements to provide unaffiliated shareholders with access to corporate files in connection with the Reverse Stock Split but will consider written requests from shareholders for particular information.

(f)           Eligibility for Listing or Trading: Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)           Transactions:  The information set forth in the Proxy Statement under the captions “Certain Relationships and Related Transactions and Director Independence” and “Directors and Executive Officers and Directors Compensation Table” “Executive Compensation ─ Summary Compensation Table ─ “Employment Agreements” is incorporated herein by reference.

(b)           Significant Corporate Events:  The information set forth in the Proxy Statement under the captions “Certain Relationships and Related Transactions” and “Executive Compensation ─ Summary of Compensation ─ “Employment Agreements” is incorporated herein by reference.

(c)           Negotiations or Contracts: The information set forth in the Proxy Statement under the captions “Certain Relationships and Related Transactions” and “Executive and Director Compensation” is incorporated herein by reference.

(d)           Agreements Involving the Company’s Securities: The information set forth in the Proxy Statement under the captions “Special Factors ─ Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)           Use of Securities Acquired: The information set forth in the Proxy Statement under the caption “Special Factors ─ Certain Effects of Reverse Stock Split Proposal on the Company’s Shareholders” is incorporated herein by reference.

(c)           Plans:  The information set forth in the Proxy Statement under the caption “Special Factors – Certain Effects of Reverse Stock Split on the Company’s Shareholders” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects of the Reverse Stock Split

(a)           Purposes:  The information set forth in the Proxy Statement under the caption “Special Factors ─ Purpose and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(b)           Alternatives:  The information set forth in the Proxy Statement under the caption “Special Factors ─ Alternatives Considered” is incorporated herein by reference.

(c)           Reasons:  The information set forth in the Proxy Statement under the caption “Special Factors ─ Purpose and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d)           Effects:  The information set forth in the Proxy Statement under the caption “Special Factors ─ Certain Effects of Reverse Stock Split on the Company’s Shareholders” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a)           Fairness:  The information set forth in the Proxy Statement under the captions “Special Factors ─ Fairness of the Reverse Stock Split” and “Opinion of Financial Advisor to the Board” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness: The information set forth in the Proxy Statement under the caption “Special Factors ─ Fairness of the Reverse Stock Split ─ Opinion of Financial Advisor to the Board” is incorporated herein by reference.

(c)           Approval of Security Holders: The information set forth in the Proxy Statement under the caption “Proposal Two – Approval of the Reverse Stock Split ─ Additional Information - Vote Required” is incorporated herein by reference.

(d)           Unaffiliated Representative: The information set forth in the Proxy Statement under the caption “Special Factors ─ Opinion of Financial Advisor to the Board” is incorporated herein by reference.

(e)           Approval of Directors:  The information set forth in the Proxy Statement under the captions “Special Factors ─ Board Deliberations” is incorporated herein by reference.

(f)           Other Offers:  Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)           Report, Opinion or Appraisal:  The information set forth in the Proxy Statement under the caption “Special Factors ─ Opinion of Financial Advisor to the Board” is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal:  The information set forth in the Proxy Statement under the caption “Special Factors – Opinion of Financial Advisor to the Board” is incorporated herein by reference.

(c)           Availability of Documents:  The information set forth in the Proxy Statement under the caption “Special Factors – Opinion of Financial Advisor to the Board” is incorporated herein by reference.  The third party opinion from Cassel Salpeter & Co., LLC, the Company’s financial advisor is attached as Appendix F to the Proxy Statement.   The third party preliminary report dated November 29, 2016 and final report dated December 7, 2016 are attached hereto.  The Company will also make the Fairness report available for inspection and copying at the Company’s principal executive offices during its regular business hours by any interested shareholder of the Company or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)           Source of Funds: The information set forth in the Proxy Statement under the caption “Proposal Two – Approval of the Reverse Stock Split – Source and Amount of Funds or Other Consideration; Expenses of Transaction” is incorporated herein by reference.

(b)           Conditions: Not applicable.

(c)           Expenses: The information set forth in the Proxy Statement under the caption “Proposal Two – Approval of the Reverse Stock Split – Source and Amount of Funds or Other Consideration; Expenses of Transaction” is incorporated herein by reference.

(d)           Borrowed Funds: Not applicable.

Item 11.	Interest in Securities of the Subject Company

(a)           Security Ownership: The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” is incorporated herein by reference.

(b)           Security Transactions: The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

(d)           Intent to Tender or Vote in Going-Private Transaction.  The information set forth in the Proxy Statement under the captions “Special Factors ─ Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

(e)           Recommendations of Others.  The information set forth in the Proxy Statement under the captions “Special Factors ─ Board Deliberations” and “Proposal Two – Approval of the Reverse Stock Split – General” is incorporated herein by reference.

Item 13.	Financial Statements

(a)           Financial Information: The information set forth in the Proxy Statement under the captions “Financial Information,” “Where You Can Find More Information” and “Documents Incorporated by Reference” is incorporated herein by reference.

(b)           Pro Forma Information: The information set forth in the Proxy Statement under the caption “Information About the Company – Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)           Solicitations or Recommendations: The information set forth in the Proxy Statement under the caption “General Information About the Special Meeting” is incorporated herein by reference.

(b)           Employees and Corporate Assets: The information set forth in the Proxy Statement under the caption “General Information About the Special Meeting” is incorporated herein by reference.

Item 15.	Additional Information

(b)          Executive Compensation.   The information set forth in the Proxy Statement under the caption “Executive Compensation” is incorporated herein by reference.

(c)           Other Material Information.  The information contained in the Proxy Statement, including all annexes attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

The following documents are being filed as exhibits to this Schedule 13E-3:

(a)

Notice of Meeting and Preliminary Proxy Statement of the Company, including all annexes and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on December 20, 2016).

(b)	Not applicable.

(c)

Opinion Report from Cassel Salpeter & Co., LLC dated December 7, 2016 incorporated herein by reference to Appendix F of the Company’s Schedule 14A filed with the SEC on December 20, 2016.  Reports dated November 29, 2016 and December 7, 2016 are attached as Exhibit 16.(c).

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

ONSTREAM MEDIA CORPORATION

By:	/s/ Randy S. Selman
	Name:	Randy S. Selman
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)

Notice of Meeting and Preliminary Proxy Statement of the Company, including all annexes and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on December 20, 2016).

(c)

Opinion from Cassel Salpeter & Co., LLC dated December 7, 2016 incorporated herein by reference to Appendix F of the Company’s Schedule 14A filed with the SEC on December 20, 2016.  Reports from Cassel Salpeter & Co., LLC dated November 29, 2016 and December 7, 2016.